Filed by eBay Inc. Pursuant to Rule 425
Under the Securities Act of 1933
Subject Company: PayPal, Inc.
Commission File No: 000-49603

This filing relates to a proposed merger between eBay Inc. (the “Company”) and PayPal, Inc. (“PayPal”) pursuant to the terms of an Agreement and Plan of Merger, dated as of July 7, 2002, among PayPal, the Company and Vaquita Acquisition Corp.

         The following is a presentation made to certain analysts and investors beginning on July 9, 2002:

PayPal Acquisition
HOW PAYPAL WORKS
Financial Summary

This presentation contains forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those discussed. Factors that could cause or contribute to such differences include, but are not limited to, the receipt and timing of regulatory approvals for the transaction, the possibility that the transaction will not close, the reaction of the users of each service to the transaction, the future growth of the PayPal service, the individual risks faced by each company, and the possibility that integration following closing will prove more difficult than expected. More information about potential factors which could affect either company's business and financial results is included in each company's Annual Report on Form 10-K for the year ended December 31, 2001, and each company's Quarterly Reports on Form 10-Q, and other periodic filings and prospectuses.

Rule 165 Legend Investors and security holders are urged to read the proxy statement/prospectus regarding the business combination referenced in this presentation, when they become available, because they will contain important information. The proxy statement/prospectus will be filed with the Securities and Exchange Commission by eBay. Investors and security holders may obtain a free copy of the proxy statement/prospectus and other documents filed by eBay and PayPal with the Commission at the Commission's web site at http://www.sec.gov. Free copies of the proxy statement/prospectus and eBay's other filings with the Commission may also be obtained by directing a request to eBay at investorrelations@ebay.com. Free copies of PayPal's filings may be obtained by directing a request to PayPal at investorrelations@paypal.com.

Executive Summary PayPal Highlights Adding It Up Meg Peter Rajiv Agenda

Practicals International Motors Buy it Now Following The Community

The Community Has Voted Fee paying accounts Percentage of Listings

The Community Has Voted Total PayPal Only 0.47 Both PayPal & Billpoint 0.19 Billpoint Only 0.07 PayPal only - 47% PayPal and Billpoint - 19% Billpoint only - 7% US listings offering online payments

Viral Trusted Easy Profitable A Superior Asset

Viral Trusted Easy Profitable A Superior Asset + eBay User Base = Ubiquitous

Viral Trusted Easy Profitable A Superior Asset + eBay User Base = Ubiquitous + Information = Safest Synergies

Viral Trusted Easy Profitable A Superior Asset + eBay User Base = Ubiquitous + Information = Safest + Integration = Seamless Synergies

Viral Trusted Easy Profitable A Superior Asset + eBay User Base = Ubiquitous + Information = Safest + Integration = Seamless + Revenue & Cost = Superior Synergies Synergies

The Time is Right Founded Oct. 1999 Experimentation Navigating unknown marketplace Viral Momentum Robust fraud solution Powerful payments network Founded Oct. 1999 PayPal history Regulatory Clarity GAAP Profitability

Powerful Shared Vision The world's online marketplace

Powerful Shared Vision The world's online payment provider

Powerful Shared Vision The world's online marketplace The world's online payment provider Enabling Efficient Online Commerce

PayPal Mission PayPal enables any business or consumer with email to send and receive online payments securely, conveniently and cost-effectively

How PayPal Works

How PayPal Works

Who's Using It Goods - Auction 60.9% Goods- Non-auction 26.9% Services 7.4% Quasi-cash 2.9% Others (Mass Pay, WAP, etc.) 1.9%

15.4 Million Users Gross merchant sales millions Personal accounts Fee paying accounts

GMS Growth Total payment volume Gross merchant sales millions

Net Revenues millions

Credit Card Stored Value East 0.48 0.29 0.23 Revenues Transaction expenses East 0.0331 0.0116 Business Model Credit Card: 1.9%+$0.15 ACH: $0.01 Stored Value: $0.00

50% Gross Margin

Operating Leverage

Net Income* * Excluding stock-based compensation, goodwill amortization, certain one-time charges, taxed at 38% $4.3M

Financial Summary

Transaction Summary Fixed exchange ratio of 0.39; 8.1% of eBay Immediately accretive to pro forma EPS Initially dilutive to GAAP EPS $9 million per quarter of intangible asset amortization $4 million per quarter of stock-based compensation Expected closing around end of calendar 2002

Q2 Guidance $53-$54 million net revenues $1.61-$1.63 billion total payment volume $0.08-$0.09 pro forma EPS $0.00-$0.01 GAAP EPS Both Businesses are Strong eBay Paypal Q2 Actual $266 million net revenues 48% YoY growth in U.S. transaction revenues 148% YoY growth in international revenues 30% pro forma operating margin $0.19 pro forma and GAAP EPS

Q2 Guidance $53-$54 million net revenues 183%-188% YoY growth in transaction revenues $1.61-$1.63 billion total payment volume $0.08-$0.09 pro forma EPS $0.00-$0.01 GAAP EPS Both Businesses are Strong eBay Paypal Q2 Actual $266 million net revenues 48% YoY growth in U.S. transaction revenues 148% YoY growth in international revenues 30% pro forma operating margin $0.19 pro forma and GAAP EPS

Business models with inherent efficiencies Outstanding cash generating capabilities Complementary Business Models Transaction-based revenues No inventory or warehouses No sales force Efficient customer acquisition High operating leverage Low capital requirements

Expected Synergies Increased penetration of online payments Increased Stored Value transactions Off eBay customers Cost savings Additive to 2005 $3 billion goal

Expected Revenue Synergies Increased penetration of online payments 60% of current eBay transactions settled by cash, check or money order Increasing online payments by 10% - 30% can have significant impact on PayPal revenue 1% increase in penetration leads to $4 million in additional payment revenue Increased velocity of trade

Simpler listing process Simpler store setup Single registration Streamlines eBay billing Seller tools integration Seller Better Customer Experience A Better User Experience More Efficient Online Commerce Improved fraud prevention Immediate settlement Faster access to money Intuitive post-sale process Single registration Buyer Improved fraud prevention Goods delivered faster Easier Safer Faster

Expected Revenue Synergies Increased Stored Value transactions Single registration increases PayPal ubiquity PayPal account to PayPal account transfers (Stored Value) have higher margin Viral effects encouraged by eBay's GMS

Expected Revenue Synergies "Off eBay" customers Target eBay merchants Expanded definition of eBay enabling online commerce Integrate with other eBay offerings

Cost Savings Leverage infrastructure Billing (2% of $1 Billion = $20 Million cost) Bad debt reduction Minimize Billpoint losses ($10 - $15 Million) Trust and safety (1 bps reduction = $1 Million)

Pro Forma Operating Margin 85% gross margin Leveraged business model 50% gross margin Leveraged business model eBay PayPal Long-term 30-35% 20-25% Combined: blended average of the two

Strong Balance Sheet Balance sheet will remain clean and simple Acquisition will add $1.4 billion of intangible assets; primarily goodwill Tangible net assets will continue to be composed of highly-liquid cash & investments Strong free cash flow generation

Valuation considerations Strategic value to eBay Market valuation Reduced risk profile Proven business model Exit from Gaming Powerful synergies Immediately accretive to pro forma EPS

Vision The world's online marketplace The world's online payment provider Enabling Efficient Online Commerce